Filed pursuant to Rule 424(b)(3)

Registration No. 333-239185

PROSPECTUS SUPPLEMENT NO. 8

(to Prospectus dated July 17, 2020)

Nikola Corporation

Up to 53,390,000 Shares of Common Stock

Up to 23,890,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated July 17, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239185). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 2, 2020 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed with the Securities and Exchange Commission. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of up to 23,890,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of VectoIQ and (ii) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of VectoIQ.

The Prospectus and this prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 53,390,000 shares of Common Stock (including up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 890,000 Private Warrants.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On October 30, 2020, the closing price of our Common Stock was $18.31. Our warrants were traded on the Nasdaq Global Select Market under the symbol “NKLAW”; however, the warrants ceased trading on the Nasdaq Global Select Market and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 2, 2020.

united states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2020

Nikola Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road
Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 666-1038

(Registrant’s telephone number,
including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 28, 2020, the Board appointed Bruce L. Smith to serve as a member of the Board of Directors (the “Board”) of Nikola Corporation (the “Company”). Mr. Smith was designated a Class II director and will stand for re-election at the Company’s annual meeting of stockholders in 2022.

Mr. Smith, age 58, has served as chairman and chief executive officer of Detroit Manufacturing Systems LLC (“DMS”), a Tier 1 component manufacturer for global automotive brands, since July 2018. Prior to joining DMS, Mr. Smith served as president and chief executive officer of BTM Company, a global leader of precision engineered tooling and production equipment, from July 2015 to July 2018. Mr. Smith also served as president and chief executive officer of Elyria & Hodge Foundries, a company that produces complex gray and ductile iron castings, from April 2009 to July 2015, president and chief operating officer of Guilford Mills, a high-tech performance fabrics supplier, from May 2005 to April 2009, president and chief executive officer of Piston Group, an automotive supplier, from 2003 to 2005, and president and chief operating officer of United Plastics Group, an international plastics manufacturer, from 2001 to 2003. Mr. Smith holds a bachelor’s degree in mechanical engineering from Carnegie Mellon University, and an MBA from Harvard University. In connection with Mr. Smith’s appointment to the Board, Mr. Smith entered into the Company’s standard form of indemnification agreement.

Mr. Smith will receive compensation for his service as a non-employee director, as described under the heading “Directors and Executive Officers—Director Compensation” in Item 2.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2020.

Mr. Smith has no family relationships with any of the Company’s directors or executive officers, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 7.01	Regulation FD Disclosure.

On October 29, 2020, the Company issued a press release entitled “Nikola Appoints Bruce Smith to Board of Directors,” a copy of which is furnished as Exhibit 99.1 hereto.

The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1^	Press release issued by the Company dated October 29, 2020.
104	Cover Page Interactive Data File (formatted as Inline XBRL).

^	This Exhibit is furnished herewith and will not be deemed “filed” for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933 except to the extent that Nikola Corporation specifically incorporates it by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 2, 2020

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer and Secretary

Exhibit 99.1

FOR IMMEDIATE RELEASE

Nikola Appoints Bruce Smith to Board of Directors

PHOENIX, October 29, 2020 — Nikola Corporation (NASDAQ: NKLA) today announced that it has appointed Bruce Smith as a new independent director.

Smith has more than 30 years of leadership experience in manufacturing operations, having led numerous companies and has a history of driving business and financial outperformance. He is currently the Chairman and Chief Executive Officer of Detroit Manufacturing Systems (DMS), a Tier 1 component manufacturer for global automotive brands with approximately $1 billion in annual revenue. Prior to joining DMS, Smith worked closely with leading private equity firms and entrepreneurs, holding key executive management positions, including president and CEO of BTM Company, a global leader of precision engineered tooling and production equipment. Earlier in his career, he served as president and CEO of Elyria & Hodge Foundries, president and COO of Guilford Mills, president and CEO of automotive supplier Piston Group, and president and COO of United Plastics Group.

“Bruce is a highly respected and proven leader, and we are excited to have him join the Nikola Board,” said Steve Girsky, Chairman of Nikola’s Board of Directors. “With an unmatched understanding of today’s manufacturing landscape, deep financial acumen and proven expertise in overseeing large operations, he is uniquely qualified to bring fresh perspectives to our diverse Board. We are confident that Bruce’s valuable perspective and insights will help the Board and management team execute on its strategic and business priorities.”

“I am pleased to join the Nikola Board of Directors,” said Smith. “Nikola has a compelling vision for the future of the trucking industry as it executes its strategy to create an ecosystem integrating next-generation truck technology, hydrogen fueling infrastructure and maintenance. I look forward to partnering with my fellow Board members and management as we work to deliver on this vision for Nikola and create value for shareholders.”

ABOUT NIKOLA CORPORATION:

Nikola Corporation is globally transforming the transportation industry. As a designer and manufacturer of zero-emission battery-electric and hydrogen-electric vehicles, electric vehicle drivetrains, vehicle components, energy storage systems, and hydrogen station infrastructure, Nikola is driven to revolutionize the economic and environmental impact of commerce as we know it today. Founded in 2015, Nikola Corporation is headquartered in Phoenix, Arizona. For more information, visit www.nikolamotor.com or Twitter @nikolamotor.

SELL-SIDE ANALYST / INSTITUTIONAL INVESTOR INQUIRIES:

Kim Brady

kim.brady@nikolamotor.com

MEDIA CONTACTS:

Nicole Rose

nicole.rose@nikolamotor.com

480-660-6893

Colleen Robar

crobar@robarpr.com

313-207-5960

Tim Lynch / Tim Ragones

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449